ThinkEquity LLC

17 State Street, 22nd Floor

New York, NY 10004

May 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	SaverOne 2014 Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-263338) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 19, 2022, in which we, as representative of the several underwriters of the Company’s proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, May 19, 2022, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking